Exhibit 99.1

CRONOS GROUP INC.

(the “Corporation”)

Annual Meeting of Shareholders

Held on June 19, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

	Business	Outcome	Results of Ballot or Proxy as Applicable

			FOR:	WITHHELD OR AGAINST
1.	Election of Directors

	The election of the following seven directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are duly elected and/or appointed.	On a vote by ballot, each nominee proposed by management was elected as a director by a majority of shareholders.

	a) Michael Gorenstein		97.55%	2.45%

	b) Jason Adler		99.75%	0.25%

	c) Kevin C. Crosthwaite, Jr.		97.14%	2.86%

	d) Bronwen Evans		99.72%	0.28%

	e) Murray R. Garnick		97.75%	2.25%

	f) Bruce A. Gates		97.76%	2.24%

	g) James Rudyk		97.97%	2.03%

	Business	Outcome	Results of Ballot or Proxy as Applicable

			FOR:	WITHHELD OR AGAINST
2.	Appointment of Auditors

	The appointment of KPMG LLP as the auditors of the Corporation and the authorization of the directors to fix the remuneration of auditors of the Corporation.	On a show of hands, the resolution appointing KPMG LLP as the Corporation’s auditors and authorizing the directors to fix the remuneration of the auditors was passed by a majority of shareholders.	99.17%	0.83%

Dated the 19th day of June, 2019.

CRONOS GROUP INC.

By:	/s/ “Xiuming Shum”
Xiuming Shum
Corporate Secretary